UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  November, 2011

Commission File Number  333-167277

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.    Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

October 31, 2011

Item 3.    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated November 1, 2011 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced that it has entered into a letter agreement dated October 31, 2011, with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation (“Escondidas”), and the shareholders of Escondidas, whereby the parties have agreed to further extend the closing date set out in the Share Option Agreement dated December 18, 2009, as amended, from October 31, 2011 to April 30, 2012.

Item 5.1 Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2 Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its security holders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

November 1, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

November 1, 2011                                                                                                                    TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL -- PALTF

Pan American Lithium Corp. Announces Amendment
of Share Option Agreement and Extension of Closing Date

TUCSON, Ariz. – November 1, 2011  Pan American Lithium Corp. (TSX-V:PL) (OTCBB/OTCQB:PALTF)  announces that it has entered into a letter agreement dated October 31, 2011, with Escondidas Internacional S.A. de C.V., a privately held Mexican corporation (“Escondidas”), and the shareholders of Escondidas (the “Shareholders”), whereby the parties have agreed to further extend the closing date set out in the Share Option Agreement dated December 18, 2009 (the “Option Agreement”), as amended, from October 31, 2011 to April 30, 2012.

All other terms of the Option Agreement remain unchanged, including the obligation of the Company to pay to the Shareholders US$1,000 per month, reduced from the original amount of US$25,000 per month until the earlier of the closing date or termination to cover costs relating to outstanding expenses, due diligence, legal fees and other general and administrative expenses of Escondidas.

The exercise of the option under the Option Agreement would allow the Company to receive an indirect, carried 25% interest in a joint venture between Escondidas and a third-party holding the brine concessions, to exploit and commercialize lithium chloride minerals and precious metals produced from such concessions.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO
Tel: (520) 623-3090

For further information contact:
George McIntyre
CEOcast, Inc.
Tel: (212) 732-4300
gmcintyre@ceocast.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statement that: (i) the Option Agreement may close; and (ii) the Company, upon exercise of the option, would receive an indirect, carried 25% interest in a joint venture between Escondidas and a third-party holding the brine concessions, to exploit and commercialize lithium chloride minerals and precious metals produced from such concessions. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to close the Option Agreement for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium; and (iv) general uncertainties with respect to mineral exploration in general.  Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

/s/ Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: November 1, 2011